SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

EXCEL TECHNOLOGY, INC.

(Name of Subject Company)

EXCEL TECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Alice Varisano

Chief Financial Officer

Excel Technology, Inc.

41 Research Way

East Setauket, New York 11733

(631) 784-6188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Howard S. Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle

Jericho, New York 11753

(516) 822-6505

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Excel Technology, Inc., a Delaware corporation (“Excel” or the “Company”). The address of the principal executive offices of the Company is 41 Research Way, East Setauket, New York 11733, and the Company’s telephone number at such address is (631) 784-6100.

(b) Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of the close of business on July 22, 2008, there were 10,866,561 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of GSI Group Inc., a New Brunswick corporation (“GSI”), disclosed in a Tender Offer Statement on Schedule TO, dated July 23, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $32.00 per share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 9, 2008 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among GSI, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company (the “Merger”), and, upon the effective time of the Merger (the “Effective Time”), each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Purchaser, GSI or the Company (or by any direct or indirect wholly-owned subsidiary of Purchaser, GSI or the Company), which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. At the Effective Time, as a result of the Merger, the Company will become a wholly-owned indirect subsidiary of GSI.

At the Effective Time, each option to acquire shares of Common Stock granted under any of the Company’s option plans (an “Option”) outstanding and unexercised immediately prior to the effective time of the Merger, whether vested or unvested, will be terminated and will solely represent the right to receive the excess, if any, of the Offer Price over the per share exercise price of such Option, multiplied by the number of shares of Company common stock issuable upon exercise of such Option. All restrictions applicable to any restricted shares of Company common stock will lapse immediately prior to and contingent upon the effective time of the Merger, except to the extent such lapsing is waived by the holder of such restricted shares of Company common stock.

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of GSI and Purchaser is 125 Middlesex Turnpike, Bedford, Massachusetts 01730, and their telephone number at such principal executive offices is (781) 266-5700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”) and is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Excel Board”) after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the “Purchase Time”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) GSI, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Excel Board as set forth in Item 4 below, the Company’s stockholders should be aware that certain executive officers, directors and affiliates of the Company have interests in the Offer and Merger, which are described below, which may present them with certain potential conflicts of interest. The Excel Board is aware of these potential conflicts and has considered them along with the other factors described in this Item 3 and Item 4 below.

Director and Officer Exculpation, Indemnification and Insurance

Excel’s restated certificate of incorporation (the “Charter”) contains certain provisions permitted under the DGCL relating to the liability of Excel’s directors. These provisions eliminate a director’s personal liability to Excel or its stockholders for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, including:

•	for any breach of the director’s duty of loyalty to Excel or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); and

•	for any transaction in which the director derives an improper personal benefit.

In addition, the Merger Agreement provides that from and after the Purchase Time, GSI will cause Excel to indemnify and advance expenses to the Company and its directors, officers, employees and agents (“Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of, pertaining to or in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company, or of another entity if such service was at the request of or for the benefit of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Company is permitted to do so by Section 145 of the DGCL. Furthermore, after the Merger, the certificate of incorporation of the Company will contain provisions with respect to (i) exculpation that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement and (ii) indemnification and advancement of expenses that indemnify and provide for the advancement of expenses to the Indemnified Parties to the fullest extent permitted by Section 145 of the DGCL, which provisions will not, except as required by law, be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties or any other person who, immediately prior to the Effective Time, was a director, officer, employee or agent of the Company.

The Merger Agreement also provides that, GSI shall either (i) for a period of six years following the Purchase Time, maintain in effect (A) the Company’s currently existing directors’ and officers’ liability insurance policies with respect to matters existing or occurring at or prior to the Purchase Time or (B) directors’ and officers’ liability insurance policies having terms and conditions at least as favorable to the Indemnified Parties as the Company’s currently existing directors’ and officers’ liability insurance, or (ii) purchase, or at the request of GSI the Company shall purchase, by the Purchase Time, and GSI shall cause the Company to maintain, tail policies to the current directors’ and officers’ liability insurance policies maintained on the date of the Merger Agreement by the Company, which tail policies (A) shall be effective for a period from at least the Purchase Time through and including the date six years after the Purchase Time with respect to claims arising from facts or events that existed or occurred prior to or at the Purchase Time, and (B) shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such policies of the Company currently in effect. Neither GSI nor the Company shall be obligated to pay annual premiums in excess of 200% of the aggregate annual premium paid or payable by the Company for the policies the Company currently has in effect or with respect to any comparable policies or tail policies, and if the same shall exceed 200% of the annual premium paid or payable by the Company for the policies the Company currently has in effect, the Company or GSI shall be obligated to obtain policies or tails with the greatest coverage available for an annual premium not in excess of 200% of the aggregate annual premium paid or payable by the Company for the policies the Company currently has in effect.

Agreements with Executive Officers and Directors

The Employment Agreement, dated the 9th day of October, 2006, between the Company and Antoine Dominic, the Company’s Chief Executive Officer and President, provides (a) that in the event his employment is terminated without cause (as defined in his Employment Agreement) or he leaves the employ of the Company for good reason (as defined in his Employment Agreement), he is entitled to receive:

•

a cash lump sum payment in an amount equal to two (2) times his base salary, plus an amount equal to the sum of the bonuses paid or payable by the Company to him for each of the performance periods ending within the two calendar years immediately preceding the calendar year of termination of his employment (collectively, the “Dominic Severance Payment”, all or a portion of which the Company and Mr. Dominic intend to be allocable to Mr. Dominic’s Covenant Not To Compete (the “Dominic Covenant Not to Compete Payment”)),

•

the bonus compensation which he had earned under the Company’s Annual Incentive Compensation Plan for Key Executives for (A) all performance periods that ended before the date of his termination of employment, and (B) the performance period in which his employment terminated (determined as if such performance period had ended as of the date of termination of such employment) (collectively, the “Bonus Payments”),

•

continued medical and dental benefits for him, his spouse and dependents for a period of 60 months following the termination of his employment on terms that are no less favorable to Mr. Dominic, his spouse and dependents than those in effect immediately before such termination of employment (the “Medical/Dental Benefits”),

•	full and immediate vesting of any outstanding stock options and shares of restricted stock,

(b) that in the event of a change of control (as defined in his Employment Agreement), he is entitled to a payment equal to the product of (1) 2.99 and (2) his “annualized includible compensation” as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations thereunder for the period consisting of the most recent five (5) taxable years ending before the Change of Control (the “Dominic Change of Control Payment”), (c) in the event it is determined that any payment or distribution made, or benefit provided to or for his benefit (a “Payment”), would be subject to excise tax imposed by Section 4999 of the Code (or any similar excise tax) or any interest or penalties are incurred by him with respect to such excise tax (such excise tax, together with any such interest and penalties, the “Excise Tax”), then he is entitled to receive from the Company an additional payment (a “Gross-Up Payment”) in an amount such that after payment by him of all taxes (including any Excise Tax, income tax or employment tax and taking into account any lost or reduced tax deductions on account of such Gross-Up Payment) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, he retains an amount from the Gross-Up Payment equal to the Excise Tax imposed upon the Payments, and (d) for the payment of his deferred compensation six (6) months following the termination of his employment for any reason (which provision has been superseded by the terms of a Deferred Compensation Plan effective November 1, 2006 and ratified by the Company’s Compensation Committee, which provides for the payment thereof thirty (30) days after a change of control (the “Deferred Compensation Payment”). The term “good reason” is defined in his Employment Agreement to include a significant reduction in the scope of Mr. Dominic’s authority, functions, duties or responsibilities from that which is contemplated by his Employment Agreement.

On July 9, 2008, the Company entered into a Termination Agreement with Mr. Dominic, pursuant to which, (i) contingent upon the occurrence of and immediately following the Purchase Time, his employment will terminate for good reason (as defined in his Employment Agreement), (ii) immediately upon the occurrence of the Purchase Time, he will be entitled to the following payments in accordance with the terms of his Employment Agreement:

•	the Dominic Severance Payment;

•	the Dominic Covenant Not to Compete Payment;

•	the Bonus Payments;

•	the Dominic Change of Control Payment

•

the Gross Up Payment, including, in the event it is determined that any payment or benefit to Mr. Dominic is subject to any additional tax or interest pursuant to Section 409A(a)(1) of the Code, the amount of such additional tax and interest, as well as a gross-up payment, not to exceed $2,000,000 plus 6% simple interest, and (iii) on the thirtieth (30th) day after the Purchase Time, Mr. Dominic will be entitled his Deferred Compensation Payment. Mr. Dominic has waived any rights he may have with respect to continuing Medical/Dental Benefits and with respect to restricted stock that has not vested as of the Purchase Time. Notwithstanding the foregoing, the Dominic Covenant Not to Compete Payment will be subject to adjustment and final determination based on a valuation by an independent valuation firm, and the Dominic Severance Payment and the Gross-Up Payment will be subject to adjustment and final determination by GSI’s independent accounting firm based on the final determination of the Dominic Covenant Not to Compete Payment. Subject to adjustment, (A) Mr. Dominic will not receive the Dominic Severance Payment, (B) the Dominic Covenant Not to Compete Payment will be $6,786,889 (Mr. Dominic having agreed to an increase in his Covenant Not to Compete from one (1) year to three (3) years and the addition of a Covenant of Non-Solicitation for a period of three (3) years), (C) the Dominic Change of Control Payment will be $9,717,072 and (D) there will be no Gross-Up Payment.

Subject to the receipt of the foregoing payments by Mr. Dominic, and the remittance by the Company to the appropriate taxing authorities of any withholding taxes (including any social security and Medicare taxes and the Company’s contribution with respect to such taxes) and excise taxes imposed by Section 4999 of the Code, or any similar excise tax applicable to the payments or benefits paid or provided to him pursuant to his Employment Agreement or his Termination Agreement following the termination of his employment with the Company, Mr. Dominic is releasing the Company of all obligations to him (subject to certain stated exceptions, including (i) the Company’s obligations to him under his Employment Agreement for obligations that survive, (ii) any rights to indemnification (and advancement of expenses), (iii) any rights with respect to directors and officers liability insurance coverage, (iv) any rights pursuant to the Merger Agreement, and (v) rights under his Termination Agreement). In addition, as of the Purchase Time, the Company is releasing Mr. Dominic of all obligations to the Company, except for his obligations under his Employment Agreement for obligations that survive and his Termination Agreement.

The Employment Agreement, dated the 15th day of February, 2007, between the Company and Alice Varisano, the Company’s Chief Financial Officer, provides (a) in the event her employment is terminated without cause (as defined in her Employment Agreement) or she resigns for good reason (as defined in her Employment Agreement), she is entitled to receive:

•

a lump sum payment equal to her base salary, plus an amount equal to the sum of her prior year bonuses and expense allowance in effect on the date of such termination (collectively, the “Varisano Severance Payment”, all or a portion of which the Company and Ms. Varisano intend to be allocable to Ms. Varisano’s Covenant Not to Compete (the “Varisano Covenant Not to Compete Payment”))

•

in the event of a change of control (as defined in her Employment Agreement), she is entitled to a payment equal to the product of (i) 2.99 and (ii) her “annualized includible compensation” as that term is defined in Section 280G of the Code and the regulations thereunder for the period consisting of the most recent five (5) taxable years ending before the Change of Control (the “Varisano Change of Control Payment”)

The term “good reason” is defined in her Employment Agreement to include a material diminution in the title or job responsibilities of Ms. Varisano.

On July 9, 2008, the Company entered into a Termination Agreement with Ms. Varisano, pursuant to which, (i) contingent upon the occurrence of and immediately following the Purchase Time, her employment will terminate for good reason (as defined in her Employment Agreement), (ii) immediately upon the occurrence of the Purchase Time she will be entitled to the following payments in accordance with the terms of her Employment Agreement:

•	the Varisano Severance Payment,

•	the Varisano Covenant Not to Compete Payment,

•	the Varisano Change of Control Payment.

Notwithstanding the foregoing, the Varisano Covenant Not to Compete Payment will be subject to adjustment and final determination based on a valuation by an independent valuation firm, and the Varisano Severance Payment will be subject to adjustment and final determination by GSI’s independent accounting firm based on the final determination of the Varisano Covenant Not to Compete Payment. Subject to adjustment, (A) Ms. Varisano will not receive the Varisano Severance Payment, (B) the Varisano Covenant Not to Compete Payment will be $550,000 (Ms. Varisano having agreed to an increase in her Covenant Not to Compete from one (1) year to two (2) years and the addition of a Covenant of Non-Solicitation for a period of two (2) years) and (C) the Varisano Change of Control Payment will be $1,200,327.

Effective upon the receipt by Ms. Varisano of all of the above payments, and the remittance by the Company to the appropriate taxing authorities of any withholding taxes (including any social security and Medicare taxes and the Company’s contribution with respect to such taxes and any excise taxes imposed by Section 4999 of the Code, or any similar excise tax applicable to the payments or benefits paid or provided to her pursuant to her Employment Agreement or her Termination Agreement following her termination with the Company, Ms. Varisano is releasing the Company of all obligations to her (subject to certain stated exceptions, including (i) the Company’s obligations to her under her Employment Agreement for obligations that survive, (ii) any rights to indemnification (and advancement of expenses), (iii) any rights with respect to directors and officers liability insurance coverage, (iv) any rights pursuant to the Merger Agreement, and (v) rights under her Termination Agreement). In addition, effective as of the Purchase Time, the Company is releasing Ms. Varisano from all obligations to the Company (except for her obligations under her Employment Agreement for obligations that survive and her Termination Agreement).

On July 9, 2008, the Company entered into a Release Agreement with J. Donald Hill, the non-executive Chairman of the Board of the Company, pursuant to which effective immediately upon the occurrence of the Purchase Time, (a) Mr. Hill is releasing the Company of all obligations to him, subject to certain exceptions, including (i) any rights to indemnification (and advancement of expenses), (ii) any rights with respect to directors and officers liability insurance coverage, (iii) any rights pursuant to the Merger Agreement, and (iv) any rights under the Release Agreement. In addition, the Company is releasing Mr. Hill of all obligations to the Company (except for his obligations under the Release Agreement).

On July 9, 2008, GSI and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with the following (comprising all of the) officers and directors of the Company, in their capacity as stockholders/option holders, whereby such persons have agreed to tender their Shares pursuant to the Offer and vote in favor of the Merger: (i) Antoine Dominic, (ii) Alice Varisano, (iii) Steven Georgiev, (iv) James Donald Hill, (v) Ira J. Lamel, and (vi) Donald Weeden. The Tender and Support Agreement terminates upon the earlier of consummation of the Merger or termination of the Merger Agreement in accordance with its terms.

On July 9, 2008, the Company entered into a Consulting Agreement with Dominics LLC (“Consultant”), a limited liability company of which Mr. Dominic is the sole member, which Consulting Agreement commences immediately following the termination of Mr. Dominic’s employment pursuant to the Termination Agreement (the “Separation Date”) and continues in effect until the earlier of (a) the date upon which the Consulting Agreement is terminated by the Company, or (b) the six (6) month anniversary of the Separation Date, and pursuant to which (x) Consultant will provide the Company with the consulting services of Mr. Dominic, as requested by GSI, (i) in connection with the transition and integration of GSI and affiliates with the Company, and (ii) specifically to assist in and facilitate the consolidation of monthly and quarterly company financial and operating information for use by GSI in preparing consolidated financial statements and reports and public company reports during the term of the Consulting Agreement, including, without limitation, assisting in the preparation of timely and accurate pro forma financial statements reflecting consummation of the transactions completed by the Merger Agreement to be included in filings made by GSI with the SEC (“Pro Formas”), and (y) the Company will pay to Consultant, subject to Consultant’s substantial performance of his duties, on or before a date that is (i) one week following the first filing by GSI with the Securities and Exchange Commission (“SEC”) containing Pro Formas, an amount equal to one-eighth (1/8) of Mr. Dominic’s 2007 salary and bonus, and (ii) one week following the filing by GSI with the SEC of its annual report on Form 10-K for the year ended December 31, 2008, an amount equal to one-eighth (1/8) of Mr. Dominic’s 2007 salary and bonus.

The foregoing descriptions are qualified in their entirety by reference to the foregoing agreements which are filed as Exhibits (e)(2) through (e)(8) and incorporated herein by reference.

Acceleration of Options and Other Equity Based Awards

Pursuant to the Merger Agreement, at the Effective Time, each Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be terminated and will solely represent the right to receive a cash payment equal to the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such Option multiplied by the number of shares of Common Stock issuable upon exercise of such Option.

The following table sets forth the number of shares of Common Stock subject to outstanding Options held by the Company’s executive officers and directors as of July 22, 2008, and the cash amount, assuming there are no Option exercises prior to the Effective Time, that each executive officer and director will receive in exchange for the cancellation and termination of their Options in connection with the Merger:

Executive Officers and Directors	Shares Subject to Options	Payment at Effective Time in Respect of Options
Antoine Dominic	489,792	$5,507,214
Alice Varisano	40,000	219,600
J. Donald Hill	266,667	2,750,859
Steve Georgiev	20,000	-0-
Ira Lamel	60,000	280,000
Donald Weeden	50,000	286,600

In addition, all restrictions applicable to any shares of restricted stock of the Company will lapse immediately prior to and contingent upon the Effective Time, except to the extent such lapsing is waived by a holder of such restricted shares of Common Stock. The following table summarizes the restricted stock awards held by the Company’s executive officers and directors as of the close of business on July 22, 2008, and the value of these awards based on the Offer Price of $32.00 per share.

Executive Officers and Directors	Number of Shares of Restricted Stock	Payment at Effective Time in Respect of Restricted Stock
Antoine Dominic	11,350	$363,200	(1)
Alice Varisano	5,719	183,008

(1)	Mr. Dominic has waived the vesting of all shares of restricted stock that have not vested as of the Purchase Time.

(b) Arrangements with Purchaser and GSI.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that Excel, GSI and Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among Excel, GSI and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On May 16, 2008, the Company and GSI entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each party agreed that, subject to certain exceptions, any information of a confidential or proprietary nature concerning the other party furnished to it or to its representatives by or on behalf of the other party following the execution and delivery of the Confidentiality

Agreement will be used by each party and its representatives solely for the purpose of considering, evaluating, negotiating or financing the possible transaction and will not be disclosed to any third party by the other party or its representatives except as provided in the Confidentiality Agreement. Each party further agreed that, subject to certain exceptions, for a period of two years from the signing of the Confidentiality Agreement, neither it nor its representatives would solicit or recommend any employee of the other party or any of its subsidiaries for a position outside of his or her position with such party.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Excel Board has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein; and (3) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

A copy of the letter to the Company’s stockholders communicating the Excel Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background

Our senior management has periodically reviewed and assessed the various business trends and conditions impacting Excel and the laser systems and electro-optical components business generally, and regularly updated our board of directors regarding these matters. From time to time, our senior management also has reviewed with our board of directors strategic options potentially available to us, including growth through customer and product initiatives, growth by targeted acquisitions of other businesses, and strategic combination transactions between us and other companies in similar and complementary lines of business.

In mid 2004, based on discussion with management, it was becoming clear to our board of directors that, ultimately, the laser industry would be consolidated, that we would have difficulty in acquiring entities larger than ourselves, and that there was a limited number of smaller companies strategically attractive and available to us. The board of directors felt that our strength in broad based laser solution technology, including galvos, sealed co² lasers, and lamp pumped, diode pumped, pulsed and ultrafast lasers, coupled with our ability to integrate them into subsystems, systems and work stations for marking, micro processing, industrial and scientific applications, among others, made us a prime acquisition platform for a large industrial company interested in consolidating the industry. Our other alternatives were to combine with another entity in the laser field or methodically try to grow ourselves organically. With this in mind, in June 2004, Don Hill, our Board Chairman, met with investment bankers at UBS Securities LLC (“UBS”) and discussed opportunities for consolidation in the industry. In September, 2004, UBS was retained by the Company to contact large industrial entities to explore consolidation opportunities.

Between June 2004 and June 23, 2005, the Company met and/or held discussions with three large industrial entities introduced to the Company by UBS that declined to pursue a transaction (others contacted by UBS declined to meet and/or hold discussions with the Company) and, at the initiative of Mr. Antoine Dominic, our President and CEO, and Mr. Hill, four companies in the laser industry, none of which, except for Coherent, Inc. (“Coherent”), desired to pursue a transaction with the Company. None of these companies included GSI.

On February 20, 2006, the Company and Coherent entered into a merger agreement, which was announced in a press release on February 21, 2006, and approved by the Company’s stockholders on April 4, 2006. The merger consideration was to be $30.00 per share of Common Stock. The consummation of the merger between the Company and Coherent was subject to, among other things, obtaining approval from the Federal Cartel Office in Germany, which approval was not forthcoming. On November 1, 2006, the merger agreement between the Company and Coherent was terminated due to the failure to obtain this approval.

In or about February, 2007, the CEO of Laser Company A telephoned Mr. Dominic and informed him that Laser Company A was interested in acquiring the Company. A number of telephone conversations ensued. On March 8, 2007 the Company and Laser Company A signed a mutual Non-Disclosure Agreement. Later that month Mr. Dominic and Alice Varisano, the Company’s Chief Financial Officer, made a presentation to Laser Company A’s management regarding the Company’s business and its prospects. After the presentation, the CEO of Laser Company A expressed an interest in continuing discussions with the Company. He subsequently contacted Mr. Dominic and informed him that because his Company’s performance and the price of its stock were down, it was not able to pursue a transaction at such time. He stated that if conditions improved he would be interested in continuing discussions. No further discussions have taken place.

In late 2006 and early 2007, Dr. Sergio Edelstein, the Chief Executive Officer and President of GSI, initiated several telephonic and e-mail requests to Messrs. Dominic and Hill to meet for dinner. These contacts did not result in any discussions between Dr. Edelstein and Mr. Dominic or Mr. Hill regarding a possible combination or other transaction involving the two companies.

During the early part of April, 2007, the Company was contacted on behalf of Laser Company B by its investment banker regarding a possible acquisition of the Company. On April 25, 2007, the Company and Laser Company B signed a mutual Non-Disclosure Agreement. Later that month, Messrs. Dominic and Hill met with the CEO of Laser Company B for dinner. The parties had one further discussion and nothing materialized.

In early July 2007, Mr. Dominic accepted Dr. Edelstein’s invitation to meet for dinner with him and Felix Stukalin, GSI’s Vice President of Business Development. This meeting occurred on July 12, 2007, and Alice Varisano, the Company’s Chief Financial Officer, also attended. At this meeting, the participants discussed business and industry trends, but did not discuss any potential combination or other strategic transaction.

On November 27, 2007 Dr. Edelstein telephoned Mr. Dominic to let him know that he would be receiving an offer letter from GSI. On November 28, 2007, Messrs. Hill and Dominic received a letter from Dr. Edelstein proposing a business combination of the Company and GSI for consideration of $30.00 per share of Common Stock, one-half of which would be payable in common stock of GSI and one-half in cash. The letter stated that “[t]his is the same price per share that Excel’s Board previously approved in connection with the Coherent transaction.”

Shortly after the letter from Dr. Edelstein was received, the Excel Board met to consider the transaction proposed therein. As many variables had changed since the Coherent transaction, including the adoption of a stock buy back program by the Company, a higher current earnings per share for the Common Stock and a higher book value per share for the Common Stock, the Excel Board, utilizing the Coherent offer price of $30.00 per share as a starting point, discussed, among other things, what the total cost of such a transaction would be, net of cash, and what would then constitute a fair price for the Company’s Common Stock. After discussion and deliberation, the Excel Board instructed Mr. Dominic to call Dr. Edelstein and advise him that the Excel Board would not pursue his proposal, and inform him that if the Excel Board determined that a sale of the Company was in the best interest of the Company’s stockholders, the minimum offer the Excel Board would consider would be $35.00 per share. Soon after the Excel Board meeting, Mr. Dominic called Dr. Edelstein and conveyed this message from the Excel Board.

During the next two months there were sporadic telephone calls between Mr. Dominic and Dr. Edelstein in which they continued to discuss what might be an acquisition price that both companies’ boards of directors could accept. During these discussions, Mr. Dominic indicated that while he was by no means certain the Excel Board would agree to any price below $35.00 per share, he believed the Excel Board might be willing to at least consider a written acquisition proposal at $34.00 per share.

In or about January, 2008, Mr. Dominic was contacted by the Chief Executive Officer of Laser Company C, who expressed an interest in meeting with him at an upcoming trade show. During the meeting at the trade show, the CEO of Laser Company C discussed a possible acquisition of the Company by Laser Company C. The CEO of Laser Company C asked Mr. Dominic to visit with him at his offices. Mr. Dominic informed him that he did not have time to do so, and requested that he make an offer. The CEO of Laser Company C told Mr. Dominic that he would need some additional information on the Company. On March 21, 2008, the Company and Laser Company C signed a mutual Non-Disclosure Agreement. Thereafter, the Company provided Laser Company C with some preliminary Company information. There were occasional conversations through the end of April, 2008, at which time discussions broke off.

In mid February, 2008, Dr. Edelstein telephonically informed Mr. Dominic that GSI’s Board would not support a $34.00 per share offer. During the remainder of February and into March 2008, there were a number of phone discussions between Mr. Dominic and Dr. Edelstein to see if the parties could meet somewhere in the middle of the two positions. In the course of these discussions, Dr. Edelstein suggested that GSI’s board of directors might be willing to support an acquisition at $32.50 per share, with the consideration being half cash and half common stock of GSI, and with GSI having the option to pay all cash at a price of $32.00 per share. Mr. Dominic indicated that he could provide no assurance that the Excel Board would be receptive to such a proposal, but if GSI submitted such a proposal in writing, he would, of course, present it to the Excel Board for their consideration and decision.

On or about March 7, 2008, Messrs. Hill and Dominic received a letter from Dr. Edelstein expressing GSI’s interest in acquiring the Company through a merger transaction at a price of $32.50 per share, with the consideration being half cash and half common stock of GSI, and with GSI having the option to convert the consideration to all cash at $32.00 per share.

Shortly after receipt of this letter, the Excel Board met to consider the transaction proposed therein. After discussion and deliberation, the Excel Board instructed Mr. Dominic to call Dr. Edelstein and inform him that the Excel Board would consider only a $32.50 per share all cash offer. Mr. Dominic telephonically conveyed the message to Dr. Edelstein who, shortly thereafter, telephonically reported back to Mr. Dominic that GSI’s board of directors would not support a $32.50 per share all cash offer. Mr. Dominic reported this to the Excel Board which, after considering the matter, authorized Mr. Dominic to accept an all cash price of $32.00 per share, provided there was no financing contingency. This was communicated to Dr. Edelstein telephonically by Mr. Dominic. At the same time, Mr. Dominic put on hold the Company’s stock buy back program.

Thereafter, not having heard back from Dr. Edelstein for approximately one month, Mr. Dominic asked Ms. Varisano to call Dr. Edelstein to determine whether GSI was still interested in pursuing a transaction. If not, Mr. Dominic was intent on reinstituting the Company’s stock buy-back program. Ms. Varisano called Dr. Edelstein and told him to promptly submit a written all-cash acquisition proposal at $32.00 per share if GSI remained interested. She noted that if GSI was no longer interested in pursuing a transaction with the Company, the Excel Board wanted to reinstitute the Company’s stock buy-back program.

On April 16, 2008, Messrs. Hill and Dominic received a letter from Dr. Edelstein expressing GSI’s interest in acquiring the Company through an all cash merger transaction at $32.00 per share.

From mid April through mid May 2008, the Company, GSI and Howard Breslow of Breslow & Walker LLP, the Company’s outside counsel, had numerous telephonic discussions and negotiated the terms of a proposed letter of intent between the Company and GSI. On May 16, 2008, the Company and GSI entered into a letter of intent in which GSI proposed a tender offer for all of the outstanding shares of the Company’s common stock followed by a merger between the Company and GSI, pursuant to which the stockholders of the Company would receive cash consideration of $32.00 per share. The letter of intent contained no financing contingency and gave GSI a forty-five day exclusivity period in which to obtain necessary financing and conduct its due diligence. On the same date, the parties entered into a mutual Confidentiality Agreement.

On May 28, 2008, Mr. Dominic, Ms. Varisano, Dr. Edelstein, Robert Bowen, GSI’s Chief Financial Officer, and representatives from UBS, GSI’s financial advisor, met in New York City. During the meeting, Mr. Dominic gave a general investor presentation on the Company.

On June 3, 2008, GSI provided the Company with a draft of a definitive Agreement and Plan of Merger (“Agreement”). Over the next five weeks, the terms of the Agreement and certain ancillary agreements were negotiated by GSI and its legal advisors and Excel and its legal advisors. The negotiations related to the Agreement focused on matters concerning, among other things, the conditions to the acceptance of shares in the tender offer, the ability of the parties to terminate the agreement and the respective termination fees payable in certain cases upon termination of the Agreement.

On July 9, 2008, the Excel Board met telephonically to review and consider the transaction with GSI. Legal counsel reviewed the principal provisions of the proposed Merger Agreement that had been distributed to the directors prior to the meeting and discussed the sequence of events to move to the consummation of the first-step Offer and the second step Merger. Representatives of Needham joined the meeting and presented their evaluation of the proposed transaction and described the financial analyses performed and the procedures followed with respect to such evaluation. Needham also described the bases and methods that were utilized in arriving at its opinion as to fairness. Needham then delivered its oral opinion (later confirmed in writing) to the effect that, as of such date and based upon and subject to the various assumptions made, matters considered and limitations described in its written opinion, the Offer Price of $32.00 per share to be received by the holders of the Company’s Common Stock was fair, from a financial point of view, to such holders. In light of these considerations and the factors described in “Background and Reasons for the Recommendation-Reasons for the Recommendation” in this Schedule 14D-9, the Excel Board determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, unanimously approved and declared advisable the Merger Agreement, the Offer and the Merger, and unanimously determined to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser, and, to the extent applicable, adopt the Merger Agreement in accordance with Section 251 of the DGCL. Also on July 9, 2008, the Compensation Committee of the Excel Board (consisting entirely of directors who are independent within the meaning of Rule 10A-3(b)(1) under the Exchange Act and the applicable rules of the Nasdaq Stock Market) approved, in accordance with the safe-harbor provisions contained in Rule 14d-10 promulgated under the Exchange Act, certain compensatory and related agreements between the Company and certain individuals, including without limitation the Termination Agreement with Mr. Dominic, the Termination Agreement with Ms. Varisano and the Consulting Agreement with Dominics LLC described in Item 3(a) of this Schedule 14D-9 under “Agreements With Executive Officers and Directors.”

Immediately following the conclusion of the meeting of the Excel Board on June 9, 2008, Mr. Dominic advised Dr. Edelstein that the Excel Board had approved the proposed transaction. That same evening, Mr. Dominic received a message from Dr. Edelstein advising him that GSI’s board of directors had approved the proposed transaction.

Later that evening on July 9, 2008, the parties executed and delivered the Merger Agreement. On July 10, 2008, GSI and the Company issued a joint press release announcing the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determining to recommend that the Excel stockholders accept the Offer, tender their shares of

Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law, the Excel Board consulted with the Company’s senior management and legal counsel and considered a number of factors, including the following:

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The Laser Industry; Prospects of the Company. The Excel Board considered its knowledge of the laser industry and its belief in its likely consolidation; the Company’s difficulty in acquiring entities larger than itself, and the long term importance of size and mass in reaching foreign markets; management’s projections of the Company’s growth and future earnings, the inherent uncertainties and contingencies associated with projections, and the economic and competitive market conditions affecting the Company; and the Company’s current and future opportunities to grow through meaningful acquisitions at reasonable prices if it were to remain an independent publicly traded company.

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Transaction Financial Terms; Premium to Market Price. The Excel Board considered the fact that the $32.00 per share price to be paid in cash for each share of Common Stock in the Offer and the Merger represented a premium of approximately 36.2% over the market price of our Common Stock on July 8, 2008, the last trading day prior to the meeting of the Excel Board to approve the Merger Agreement, and a premium of approximately 21.6% to the closing price of our Common Stock six months prior to July 8, 2008.

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Needham & Company, LLC Fairness Opinion. The Excel Board considered the oral fairness opinion of Needham & Company, LLC (“Needham”) delivered to the Excel Board on July 9, 2008 (which was subsequently affirmed in a written fairness opinion letter dated July 9, 2008 (the “Needham Opinion”)), stating that the cash consideration to be received by Common Stock holders pursuant to the Merger Agreement is fair, from a financial point of view, to the Common Stock holders. The full text of the Needham Opinion, which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by Needham in arriving at its opinion, is attached hereto as Annex II and is incorporated herein by reference. The Needham Opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender such stockholder’s shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Stockholders are urged to read the Needham Opinion carefully and in its entirety.

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Unlikely Potential for Superior Offer. The Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and financial and legal advisors, in connection with the aborted Coherent transaction and to evaluate other strategic alternatives, and the more recent contacts by companies evidencing a possible interest in a transaction with the Company, none of which resulted in a firm offer to acquire the Company or to enter into discussions or negotiations regarding such a transaction and the unlikely possibility that other bidders or GSI would make a proposal to acquire the Common Stock at a price higher than $32.00 per share.

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Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Excel Board considered the provisions in the Merger Agreement that allow the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to withdraw, modify or change the Company Board Recommendation (as defined in the Merger Agreement) and to enter into a transaction with a party that makes a Superior Offer (as defined in the Merger Agreement).

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Termination Fee. The Excel Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price. The Excel Board considered the fact that the termination fee of $9,000,000 was equal to approximately 2.5% of the total transaction value (excluding costs), which the Excel Board believed to be a reasonable fee to be paid to GSI should a Superior Proposal be accepted by the Company and would not be expected to preclude an unsolicited acquisition proposal.

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Cash Tender Offer; Certainty of Value. The Excel Board considered the fact that the form of consideration to be paid to holders of Common Stock in the Offer and the Merger consists solely of cash and the certainty of value of such cash consideration.

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Financing. The Excel Board considered the representation of GSI and Purchaser that they have or have access to sufficient funds, from available cash and cash equivalents, and from definitive financing agreements entered into with certain investors, to pay the consideration payable for the Common Stock in the Offer and the Merger and the fact that the Offer is not subject to a financing condition, but that GSI may terminate the Merger Agreement if $210 million of proceeds from its financing agreements are not reasonably likely to be available to purchase shares of Common Stock tendered pursuant to the Offer and pay the aggregate Merger consideration, in which event GSI must pay the Company a termination fee of $9,000,000.

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Most Favorable Alternative. The belief of the Excel Board that, in light of its knowledge of the business and competitive environment in which it operates, the Offer and the Merger are more favorable to our stockholders than any other alternative available to the Company, and it is unlikely that any greater value will result from other possible alternatives to the Offer and the Merger, including the alternative of continuing to operate on a stand-alone basis or seeking to grow through acquisitions, which alternatives have associated risks and uncertainties.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Excel Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer.

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Timing of Completion. The Excel Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all shares of Common Stock, which could allow stockholders to receive the Offer Price for their shares of Common Stock in a relatively short time frame, as well as the fact that stockholders whose shares of Common Stock are converted in the Merger will receive the same cash consideration as received by stockholders whose shares are purchased in the Offer.

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Dissenters’ Rights. The Excel Board considered the availability of dissenters’ rights with respect to the Merger for Company stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

The Excel Board also considered a variety of risks and other potentially negative factors concerning the Merger, including the following:

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the fact that the Company’s stockholders will not participate in any future earnings or growth of the Company (as the Company will no longer exist as an independent, publicly traded company) and will not benefit from any appreciation in the value of the Common Stock after consummation of the Offer and the Merger;

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the risks and costs to the Company if the Offer is not consummated, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that an all-cash transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes;

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the fact that, pursuant to the Merger Agreement, the Company must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the closing of the Merger or the termination of the Merger Agreement, which restrictions may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would be advisable if the Company were to remain an independent company;

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the fact that, under the terms of the Merger Agreement, subject to specified exceptions, the Company is restricted in its ability to solicit alternative acquisition proposals, and the requirement that we pay a termination fee of $9,000,000 in the event we receive and accept a Superior Offer, which termination fee might deter other potential acquirors from proposing an alternative transaction that may be more advantageous to the Company’s stockholders;

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the fact that, under the terms of the Merger Agreement, Excel’s sole remedy (other than its ability to seek payment of certain transaction related expenses), is to receive a termination fee of $9,000,000 from GSI in the event Purchaser fails to purchase validly tendered Shares if required to do so pursuant to and in accordance with the terms of the Offer in violation of the terms of the Merger Agreement or GSI terminates the Merger Agreement because GSI’s financing agreement has been terminated, breached or otherwise repudiated by the investors party thereto or GSI reasonably determines that the conditions to the availability of such financing are not likely to be satisfied as of the scheduled expiration of the Offer, or any alternative financing as GSI may obtain, will not be available for Purchaser to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger consideration; and

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the fact that, under the terms of the Merger Agreement, certain of the Company’s directors and executive officers have interests in connection with the Offer and the Merger that are different from, or in addition to, the interests of the Company’s stockholders generally (see item 3(a) of this Solicitation/Recommendation Statement).

The Excel Board based its ultimate decision on its business judgment that the benefits of pursuing the Offer and the Merger significantly outweigh the risks associated therewith and the benefits of alternatives currently available to the Company, including remaining an independent publicly-traded company. The Excel Board unanimously concluded that the Merger Agreement and the Offer and the Merger contemplated thereby are advisable and fair to, and in the best interest of, the Company’s stockholders.

The preceding discussion is not, and is not intended to be, exhaustive, but, rather, includes material factors considered by the Excel Board. In light of the number and the wide variety of positive and negative factors that the Excel Board considered in connection with its evaluation of the Offer and Merger and the complexity of these matters, the Excel Board did not find it practicable, and has not tried, to quantify, rank or otherwise assign relative weights to the specific factors it considered. Individual members of the Excel Board may have given different weight to different factors. The Excel Board considered all these factors together and, on the whole, considered them to be favorable to, and to support, its determination.

(c) Intent to Tender.

To the Company’s knowledge, after reasonable inquiry, all of the Company’s officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by them pursuant to the Offer in accordance with the terms of the Offer and the Tender and Support Agreement.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

No person has been directly or indirectly employed, retained, or is to be compensated to make solicitations or recommendations on behalf of the Company in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Company’s Common Stock have been effected during the past sixty days by the Company or, to the Company’s knowledge, any current executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of Excel’s Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Top-Up Option

In the Merger Agreement, the Company has granted to Purchaser a one-time option (the “Top-Up Option”) to purchase from the Company such number of authorized but unissued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned, directly or indirectly, by GSI or Purchaser following the consummation of the Offer, constitutes one share more than 90% of the shares of Company common stock outstanding, immediately after giving effect to the issuance of the Top-Up Shares. The Top-Up Option is exercisable only after Purchaser’s acceptance for payment and payment for shares of Company common stock in accordance with the terms of the Offer and only if GSI and Purchaser own, directly or indirectly, at least 80% of the then-outstanding shares of Company common stock. Any Top-Up Shares purchased by Purchaser pursuant to the Top-Up Option will be purchased at a price per Share equal to the Offer Price and may be paid for with a promissory note. The purpose of the Top-Up Option is to enable Purchaser to acquire additional shares of Company common stock after consummation of the Offer such that it will be able to immediately effect a “short-form” merger.

Vote Required to Approve the Merger

If the Offer is consummated, the closing of the Merger will be subject only to there being no legal impediment thereto and to adoption of the Merger Agreement by the Company’s stockholders if required under the Delaware General Corporation Law (the “DGCL”). The Merger Agreement provides that in the event GSI and Purchaser, or any other direct or indirect subsidiary of GSI, own at least 90% of the outstanding shares of Company common stock following the completion of the Offer (or any subsequent offering period), including as a result of exercising the Top-Up Option described above, they will take all necessary and appropriate action to cause the Merger to be completed by means of a “short form” merger in accordance with Section 253 of the DGCL, without a meeting of the Company’s shareholders, as soon as practicable after consummation of the Offer. The Merger Agreement also provides that if following consummation of the Offer the Merger cannot be effectuated by means of a “short-form” merger, if permitted by, and in accordance with, applicable law and the Company’s certificate of incorporation and by-laws, GSI and Purchaser, as stockholders of the Company holding a majority of the issued and outstanding shares of Company common stock, will, not earlier than twenty (20) days after any required information statement is first distributed to the Company’s stockholders, adopt by written consent the Merger Agreement without a meeting of stockholders pursuant to Section 228 of the DGCL.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. The Excel Board approved the Offer and the Merger for purposes of Section 203 of the DGCL. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. GSI and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger on July 11, 2008, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 28, 2008, unless earlier terminated by the FTC and the Antitrust Division or if GSI receives a request for additional information or documentary material prior to that time. If, at the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from GSI (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of GSI’s substantial compliance with that request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with GSI’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions reportable under the HSR Act. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of GSI, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that all approvals or consents under foreign antitrust laws in respect of the Offer and the Merger have been obtained. Parent has informed the Company that it will file a notification with the Taiwan Fair Trade Commission requesting waiver of jurisdiction pursuant to guidelines issued by the Taiwan Fair Trade Commission regarding “extraterritorial combinations.” Under the Taiwan Fair Trade Law, unless the waiver of jurisdiction is granted, the Taiwan Fair Trade Commission will accept the notification or request supplemental information within 30 calendar days from the date of the filing of Parent’s notification. Other than Parent’s decision to seek a waiver of jurisdiction from the Taiwan Fair Trade Commission confirming that the transaction is not notifiable under the Taiwan Fair Trade Law, Parent and Purchaser have informed the Company that they are not aware of any approvals or consents required under foreign antitrust laws in respect of the Offer and the Merger.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Based upon an examination of publicly available information relating to the businesses in which GSI and the Company are engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights

No appraisal rights are available to holders of shares in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s shares of Common Stock (exclusive of any element of value arising from the expectation or accomplishment of the Merger) and to receive payment of such judicially determined amount in cash, together with a rate of interest, if any, determined by the Delaware court for the shares of Common Stock held by such holder. Any such judicial determination of the fair value of such shares of Common Stock could be based upon considerations other than or in addition to the price paid in the Offer and the market value of such shares of Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price per share of Common Stock paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares of Common Stock is less than the price paid in the Offer and the Merger.

If any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the shares of Common Stock such stockholder will be converted into the right to receive cash in an amount equal to the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of appraisal rights under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Opinion of Needham & Company, LLC

Pursuant to an engagement letter dated June 20, 2008, the Company retained Needham & Company to act as financial advisor in connection with the Merger to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On July 9, 2008, Needham & Company delivered to the Excel Board its written opinion, that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration of $32.00 per Share, net to the seller in cash (the “Merger Consideration”), to be received by the holders of

Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair to those holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Excel Board in connection with and for the purpose of the Company’s evaluation of the transactions contemplated by the Merger Agreement. The Needham & Company opinion relates only to the fairness, from a financial point of view, to the holders of Common Stock of the Merger Consideration, which was determined through arm’s length negotiations between the Company and GSI. The Needham & Company opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender shares of Common Stock pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Needham & Company did not provide independent financial advice to the Excel Board during the course of the negotiations between the Company and GSI and the decision to approve and recommend the Offer and the Merger was made independently by the Excel Board.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached to this Schedule 14D-9 as Annex II and is incorporated herein by reference. The summary of the Needham & Company opinion set forth below is qualified in its entirety by reference to the Needham & Company opinion. Holders of Common Stock should read the Needham & Company opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated July 9, 2008;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Common Stock;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of such management concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and held discussions with members of management of the Company concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for the Company;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, GSI or the contemplated benefits of the Offer and the Merger. Needham & Company assumed that the financial forecasts for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company assumed, based upon discussions with management of the Company, that the research analyst projections with respect to the Company represent reasonable estimates as to the future financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or GSI nor did Needham & Company evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Common Stock of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to July 8, 2008, and is not necessarily indicative of current or future market conditions.

Selected Company Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because their businesses may be considered similar to the business of the Company. These companies, referred to as the selected companies, consisted of the following:

Coherent, Inc.

Cymer, Inc.

Electro Scientific Industries, Inc.

FEI Company

GSI Group Inc.

IPG Photonics Corporation

Newport Corporation

Rofin-Sinar Technologies Inc.

Veeco Instruments Inc.

Zygo Corporation

The following table sets forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2008 and 2009 revenues;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or EBITDA;

•	enterprise value as a multiple of projected calendar year 2008 and 2009 EBITDA;

•	price as a multiple of LTM earnings per share, or EPS; and

•	price as a multiple of projected calendar year 2008 and 2009 EPS.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on July 8, 2008 and calculated multiples for the Company based on the Merger Consideration of $32.00 per share of Common Stock. Projected calendar year 2008 and 2009 multiples for the Company were calculated based on forecasts by management of the Company and based on consensus Wall Street research analyst estimates.

	Selected Companies				Merger Consideration
					Using Management’s Forecasts	Using Analysts’ Estimates
	High	Low	Mean	Median

Enterprise value to LTM revenues	4.2x	0.4x	1.3x	1.1x	2.0x	2.0x

Enterprise value to projected calendar year 2008 revenues	3.6x	0.5x	1.3x	1.1x	1.8x	1.9x

Enterprise value to projected calendar year 2009 revenues	2.9x	0.4x	1.2x	1.0x	1.6x	1.8x

Enterprise value to LTM EBITDA	25.5x	3.3x	10.6x	10.4x	13.5x	13.5x

Enterprise value to projected calendar year 2008 EBITDA	12.4x	6.2x	9.2x	9.9x	11.3x	10.4x

Enterprise value to projected calendar year 2009 EBITDA	9.5x	4.9x	7.0x	6.9x	8.1x	9.8x

Price to LTM EPS	47.5x	8.3x	19.6x	16.8x	21.7x	21.7x

Price to projected calendar year 2008 EPS	43.2x	14.4x	23.9x	20.9x	16.9x	19.6x

Price to projected calendar year 2009 EPS	18.9x	12.8x	15.3x	15.2x	13.8x	16.9x

Selected Transaction Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced since February 13, 2003 that involved target companies that were involved in laser systems and electro-optical components businesses:

Acquirer	Target
Electro Scientific Industries, Inc.	New Wave Research, Inc.
JDS Uniphase Corporation	Picolight, Inc.
Candover Partners Ltd. (Qioptiq Group)	Linos AG
Essex Corporation	Metrologic Instruments, Inc. (Adaptive Optics Associates, Inc.)
JDS Uniphase Corporation	Agility Communications, Inc.
L-3 Communications Holdings, Inc.	EOTech, Inc.
Coherent, Inc.	TuiLaser Ag
Danaher Corporation	Linx Printing Technologies Ltd.
Newport Corporation	Thermo Electron Corporation (Spectra-Physics, Inc.)
Bookham Technology plc	New Focus, Inc.
Finisar Corporation	Honeywell International Inc. (VCSEL Optical Products)
Coherent, Inc.	Lambda Physik Ag
Coherent, Inc.	Positive Light Inc.

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Merger,

•	enterprise value as a multiple of LTM revenues and

•	enterprise value as a multiple of LTM EBITDA.

Needham & Company calculated multiples for the Company based on the Merger Consideration of $32.00 per share of Common Stock.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				Merger
	High	Low	Mean	Median

Enterprise value to LTM revenues	7.5x	0.9x	2.4x	1.7x	2.0x

Enterprise value to LTM EBITDA	15.7x	7.5x	11.7x	11.9x	13.5x

Stock Price Premium Analysis. Needham & Company analyzed publicly available financial information for 62 merger and acquisition transactions that represent transactions involving publicly-traded technology companies announced since January 1, 2005 with transaction equity values of between $150 million and $500 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days, 20 trading days, three months and six months prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Merger Consideration of $32.00 per share of Common Stock and the closing prices of the Common Stock one trading day, five trading days, 20 trading days, three months and six months prior to July 8, 2008. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Merger at $32.00
	High	Low	Mean	Median
One trading day stock price premium	71.0%	2.7%	28.3%	25.2%	36.2%
Five trading day stock price premium	74.7%	4.1%	30.7%	30.0%	43.4%
20 trading day stock price premium	86.0%	3.9%	35.7%	34.8%	27.3%
3 month stock price premium	108.2%	(7.4)%	40.1%	37.3%	19.5%
6 month stock price premium	126.0%	(27.4)%	36.3%	30.9%	21.6%

Discounted Cash Flow Analysis. Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per share of Common Stock based on the Company’s management’s forecasts for 2008 through 2010 and on consensus Wall Street research analyst estimates for 2008 and 2009. Needham & Company took the following approach for each case. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected years (2008 through 2010 using management’s forecasts and 2008 through 2009 using analyst estimates) using discount rates ranging from 10.0% to 15.0%. Needham & Company than calculated a range of illustrative terminal enterprise values. For the management forecast case, Needham & Company calculated a range of illustrative terminal enterprise values as of the end of 2010 by applying a perpetual growth rate ranging from 4.0% to 6.0% to the Company’s management’s estimate of its 2010 unlevered free cash flow. For the consensus research analyst estimates case, Needham & Company calculated a range of illustrative terminal enterprise values as of the end of 2009 by applying a perpetual growth rate ranging from 4.0% to 6.0% to consensus research analyst estimates of the Company’s 2009 unlevered free cash flow. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 10.0% to 15.0%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected years to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s net cash to arrive at the ranges of implied present equity values. This analysis indicated the following implied per share of Common Stock equity reference ranges for the Company, as compared to the Merger Consideration of $32.00 per share of Common Stock:

	Illustrative Implied Per Share Equity Reference Range for the Company	Per Share Merger Consideration
Company’s management’s estimates	$21.42-$47.95
$32.00
Consensus research analyst estimates	$16.50-$34.77

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transaction Analysis” or “Stock Price Premium Analysis” as a comparison is identical to the Company or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Company. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Excel Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Excel Board or management with respect to the Merger Consideration or the Offer and the Merger.

Under the terms of the Company’s engagement letter with Needham & Company, the Company has agreed to pay Needham & Company a nonrefundable fee of $300,000 for rendering the Needham & Company opinion that was payable upon delivery of the Needham & Company opinion. Needham & Company’s fee is not contingent on consummation of the Offer or the Merger. Whether or not the Offer or the Merger is consummated, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company against certain liabilities relating to or arising out of services performed by Needham & Company as financial advisor to the Company.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Excel Board to render an opinion in connection with the Offer and Merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and the laser system and electro-optical component industry generally. Needham & Company has not had any other investment banking relationship with the Company or GSI during the past two years. Needham & Company may in the future provide investment banking and financial advisory services to the Company, GSI or their respective affiliates unrelated to the Offer and the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company and GSI for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Item 9.	Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 23, 2008.*†

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Form of summary advertisement, published July 23, 2008.*

(a)(1)(G)	Joint press release issued by GSI Group, Inc. and Excel Technology, Inc., dated July 10, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C, filed on July 10, 2008).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Excel Technology, Inc., dated July 23, 2008.†

(a)(5)	Opinion of Needham & Company, LLC to the Board of Directors of Excel Technology, Inc., dated July 9, 2008, (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of July 9, 2008, by and among GSI Group, Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008).

(e)(2)	Employment Agreement between Excel Technology, Inc. and Antoine Dominic (incorporated by reference to Exhibit 10.3 to Excel Technology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006).

(e)(3)	Termination Agreement, dated July 9, 2008, between Excel Technology, Inc. and Antoine Dominic (incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008.

(e)(4)	Employment Agreement between Excel Technology, Inc. and Alice Varisano (incorporated by reference to Exhibit 10.6 to Excel Technology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006).

(e)(5)	Termination Agreement, dated July 9, 2008, between Excel Technology, Inc. and Alice Varisano (incorporated by reference to Exhibit 10.2 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008.

(e)(6)	Release Agreement, dated July 9, 2008, between Excel Technology, Inc. and J. Donald Hill (incorporated by reference to Exhibit 10.3 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008).

(e)(7)	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group, Inc., Eagle Acquisition Corporation and each of Antoine Dominic, Alice Varisano, Steven Georgiev, James Donald Hill, Ira J. Lamel and Donald Weeden (incorporated by reference to Exhibit 10.4 attached to the Current Report on Form 8-K filed by Excel Technology, Inc. on July 11, 2008).

Exhibit No.	Description

(e)(8)	Consulting Agreement, dated July 9, 2008, between Excel Technology, Inc. and Dominics LLC (incorporated by reference to Exhibit 10.5 attached to the Current Report on Form 8-K filed by Excel Technology on July 11, 2008).

(e)(9)	Confidentiality Agreement, dated May 16, 2008, between GSI Group, inc. and Excel Technology, Inc.*

*	Incorporated by reference to the Schedule TO filed by Eagle Acquisition Corporation and GSI Group, Inc. on July 23, 2008.

†	Included in materials mailed to stockholders of Excel Technology, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL TECHNOLOGY, INC.

By:	/S/ ANTOINE DOMINIC
Name:	Antoine Dominic
Title:	President and Chief Executive Officer

Dated: July 23, 2008

ANNEX I

EXCEL TECHNOLOGY, INC.

41 RESEARCH WAY

EAST SETAUKET, NEW YORK 11733

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about July 23, 2008, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Excel Technology, Inc., a Delaware corporation (“Excel” or the “Company”), with respect to the tender offer by Eagle Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of GSI Group, Inc., a New Brunswick corporation (“GSI”), to the holders of common stock, par value $0.001 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Excel. You are receiving this Information Statement in connection with the possible election by the board of directors of Excel (the “Excel Board”) of persons designated by Purchaser to a majority of the seats on the Excel Board. Such designation and election would be pursuant to an Agreement and Plan of Merger, dated as of July 9, 2008 (the “Merger Agreement”), by and among GSI, Purchaser and the Company.

BACKGROUND INFORMATION

Pursuant to the Merger Agreement, on July 23, 2008, Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding shares of Common Stock at a price of $32.00 per share, net to the seller thereof in cash, without interest (such per share price, or any higher per share price paid in the Offer, the “Offer Price”), less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 23, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to the Excel stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and GSI with the Securities and Exchange Commission (the “SEC”) on July 23, 2008.

The Merger Agreement provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following Purchaser’s purchase of shares of Common Stock in the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of GSI. At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of Common Stock, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by GSI, Purchaser or any direct or indirect wholly owned subsidiary of GSI or the Company or held by stockholders of the Company who properly demand and perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest thereon.

The Merger Agreement also provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of shares of Common Stock as represents at least a majority of the then-outstanding shares of Common Stock, and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Excel Board as will give Purchaser representation of the Excel Board equal to the product of (x) the total number of directors on the Excel Board (after giving effect

Annex I-1

to any increase in the number of directors on the Excel Board resulting from Purchaser’s exercise of its right to designate additional directors) and (y) the percentage that the number of shares of Common Stock so purchased bears to the total number of then outstanding shares of Common Stock. The effect of Purchaser’s exercise of this right to designate directors is the ability to designate a majority of the Excel Board. In connection with the foregoing, the Company will promptly, at the request of Purchaser, either increase the size of the Excel Board and/or use its reasonable best efforts to obtain the resignation of such number of its current directors as is necessary to provide Purchaser the level of representation on the Excel Board to which it is entitled and shall cause Purchaser’s designees to be elected or appointed to the Excel Board. In addition, at Purchaser’s request, the Company will cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) on each committee of the Excel Board.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment or election of Purchaser’s designees to the Excel Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning GSI, Purchaser and Purchaser’s designees has been furnished to the Company by GSI, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees to the Excel Board from the individuals listed below. The information provided below was provided by GSI for inclusion in this Information Statement and the Company has not made any independent verification of, and makes no representation as to, the accuracy or completeness of information regarding such persons. Purchaser has informed the Company that each of such individuals has consented to act as a director of the Company, if so designated and appointed or elected to the Excel Board.

None of the persons from among whom GSI will chose its designees to the Excel Board (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Purchaser and GSI, none of such persons beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

The name, age and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the persons from among whom Purchaser will choose its designees to the Excel Board are set forth below. Unless otherwise indicated, the business address of each such individual is GSI Group Inc., 125 Middlesex Turnpike, Bedford, Massachusetts 01730. Purchaser has informed the Company that, to the best of its knowledge, none of such individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may become members of the Excel Board at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than

Annex I-2

Wednesday, August 20, 2008, and that, upon assuming office as a director, Purchaser’s designees will thereafter constitute a majority of the Excel Board. It is currently not known which of the current directors of the Company will resign, if any.

The following table consists of those individuals from which GSI will select the persons to serve on the Excel Board:

Name	Age	Principal Occupation or Employment	Citizenship
Sergio Edelstein, Ph.D	53	Sergio Edelstein has been the President and Chief Executive Officer, and a member of the Board of Directors, of GSI since July 2006. From 2004 until joining GSI in July 2006, he served as Group Vice President of the E-Beam & Films Product Group at KLA Tencor. From 2000 to 2004, Mr. Edelstein held the position of Vice President and General Manager of KLA’s Film and Surface Technology Division. Prior to joining KLA Tencor, Mr. Edelstein served as the General Manager of the Tungsten Systems Division at Applied Materials Inc. Mr. Edelstein also serves as President and as a director of Purchaser.	U.S.

Richard B. Black	75	Richard B. Black is a member, and currently serves as Chairman, of the Audit Committee, of the Board of Directors of GSI. Mr. Black is, and since March 2002 has been, the President and Chief Executive Officer of ECRM, Inc., a manufacturer of laser systems equipment for the printing and publishing industry located at 554 Clark Road, Tewksbury, Massachusetts 01876. He served as Chairman of ECRM from August 1983 until March 2002. Mr. Black also served as a General Partner for OpNet Partners, L.P., a technology investment fund from 2001 through 2007. He served as Vice Chairman of Oak Technology, Inc. from March 1999 until the company was merged with Zoran Corporation in August 2003. He served as President of Oak Technology from January 1998 to March 1999, and was a director at Oak Technology from 1988 to 2003. From 1987 to 1997, Mr. Black served as a General Partner for KBA Partners, L.P., a technology venture capital fund. Prior to that time, he served as president and CEO of AM International, Inc., Alusuisse of America, Inc. and Maremont Corporation. From 1963 to 1966 Mr. Black was an Adjunct Professor of Accounting at Beloit College. In addition to ECRM, he currently serves as a director of the following companies: Alliance Fiber Optic Products, Inc., Applied Optoelectronics, Inc. and Trex Enterprises Corporation.	U.S.

Byron Pond	72	Byron O. Pond is a member, and currently serves as Chairman of the Corporate Governance Committee, of the Board of Directors of GSI. Mr. Pond is retired. From August 2006 through December 2006, Mr. Pond served as Interim Chief Executive Officer of Cooper Tire & Rubber, an automotive supply company with headquarters at 701 Lima Avenue, Findlay, Ohio 45840. In February 2001, Mr. Pond joined Amcast Industrial Corporation, serving at various times as President, CEO and Chairman before retiring in February 2004. After retirement, Mr. Pond remained as an Amcast director and non-executive Chairman. In November 2004, Mr. Pond resumed the positions of Chairman, President and CEO positions at the board’s request. Amcast filed for protection under Chapter 11 of the U.S. Bankruptcy Code on November 30, 2004. Between 1990 and	U.S.

Annex I-3

Name	Age	Principal Occupation or Employment	Citizenship
		1999, Mr. Pond was a senior executive with Arvin Industries, Inc., serving as its President and Chief Executive Officer from 1993 to 1996 and as its Chairman and Chief Executive Officer from 1996 to 1998. He retired as Chairman of Arvin Industries, Inc. in 1999. He currently serves as a director of Cooper Tire and Rubber Company.

Garrett A. Garrettson, Ph.D	65	Garrett A. Garrettson is a member, and currently serves as a member of the Audit Committee, of the Board of Directors of GSI. He has been since 2004 the President of G. Garrettson Consulting LLC, a management consulting company, located in Pebble Beach, California. From December 2005 to January 2008, he was President and CEO of Fresco Technologies, a private digital imaging company. From November 2001 to September 2004, he was the Chief Executive Officer of Clairvoyante, Inc., a provider of flat panel display technology and related intellectual property. From April 2000 to December 2002, he was Chairman of the Board and, from April 1996 to April 2000, the Chief Executive Officer of Spectrian Corporation, a telecommunications infrastructure equipment company. From April 1993 until April 1996, he was President and Chief Executive Officer of Censtor, a private magnetic recording head and media company. Mr. Garrettson is currently a director of Catalyst Semiconductor, Iridex and Giga-Tronics, each a publicly held company.	U.S.

Robert L. Bowen	58	Robert L. Bowen has been Vice President and Chief Financial Officer of GSI since December 2005. Prior to that, Mr. Bowen was, from November 2003 to December 2005, an independent consultant and co-founder of Graystone Capital Partners LLC. From December 2000 to October 2003, Mr. Bowen was Vice President and Chief Financial Officer of Cytyc Corporation, a maker of cancer diagnostic and other medical devices, and prior to that, Chief Financial Officer for the European Region for Case Corporation. Mr. Bowen also serves as Treasurer and as a director of Purchaser.	U.S.

Daniel J. Lyne	54	Daniel J. Lyne has been Vice President, General Counsel and Secretary of GSI since June 2005. Prior to that, Mr. Lyne was a Senior Shareholder at the law firm of Hanify & King, Professional Corporation in Boston, Massachusetts. Mr. Lyne joined Hanify & King in May 1987. Prior to that, Mr. Lyne was employed at Gaston Snow & Ely Bartlett in Boston, Massachusetts from 1981 to 1987. Mr. Lyne also serves as Secretary and as a director of Purchaser.	U.S.

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CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock and (ii) 2,000,000 shares of Preferred Stock. As of the close of business on July 22, 2008, there were 10,866,561 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The Excel Board currently consists of five members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

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CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of July 23, 2008.

Name	Age	Position
J. Donald Hill	76	Chairman of the Board of Directors
Antoine Dominic	47	Chief Executive Officer, President, Chief Operating Officer & Director
Steven Georgiev	74	Director
Ira J. Lamel	61	Director
Donald E. Weeden	78	Director
Alice Varisano	54	Chief Financial Officer

The following information is submitted based upon information received by the Company from such persons:

Mr. Hill has been Chairman of the Board of Directors since January 1996. He served as Chief Executive Officer of the Company from January 1996 to October 2000, President of the Company from August 1994 until February 1998, and Chief Financial Officer of the Company from January 1994 until March 1995. In addition, he was President of Quantronix Corporation (“Quantronix”), a subsidiary of the Company, from November 1992 until January 1996, and was a business consultant to Quantronix from February 1992 to November 1992. From January 1991 to October 1991, Mr. Hill was Chief Executive Officer of Medstone International, Inc., a company engaged in the manufacture, marketing and sale of shock wave therapy devices. From 1988 to 1990, he was Director of Corporate Finance at Weeden & Co., an investment firm and member of the New York Stock Exchange. Mr. Hill served as Vice Chairman of First Affiliated Securities, Inc. from 1978 to 1988, and from 1966 to 1977 he was a General Partner of Loeb, Rhoades & Company.

Mr. Dominic has been Chief Executive Officer since October 2000 and President and Chief Operating Officer of the Company since February 1998. He served as Chief Financial Officer of the Company from March 1995 until December 26, 2004 and as a director of the Company from January 1996 through April 2004 and from December 2006 to present. In addition, Mr. Dominic served as President of Quantronix from January 1996 until October 2000. From June 1992 to January 1995, Mr. Dominic was Executive Vice President, Chief Financial Officer and Director of CompuDyne Corporation, a manufacturer of data acquisition equipment and access control systems, and Corcap Inc., a holding company (both are related publicly-held companies). From March 1990 to June 1992, Mr. Dominic was the Chief Financial Officer for CompuDyne Corporation and Corcap, Inc. From August 1987 to March 1990, Mr. Dominic was Chief Financial Officer of Quanta Systems Corporation, a division of CompuDyne Corporation. Mr. Dominic holds a B.S. in accounting, an M.B.A., and is a non-practicing CPA.

Mr. Georgiev has been a director of the Company since December 1991. From 1993 to 1997, he served as Chairman and CEO of Palomar Medical Technologies, Inc. (“Palomar”), a biotechnology company. Since 1988, he has acted as a business and management consultant to several high technology companies, including EG&G, Inc., Cybernetics Products, Inc., Camber, Inc., Dynatrend, Inc. and Palomar. From 1972 to 1975, and later from 1978 to 1988, Mr. Georgiev was Chairman, President and Treasurer of Dynatrend, Inc., which specializes in providing engineering and program management services primarily to the United States Government. From 1961 to 1972, and later from 1975 to 1978, Mr. Georgiev held a variety of positions with Avco Systems, a high technology aerospace business, including Project Director—Missile Systems; Director of Engineering; Director of Advanced Programs; and Vice President—Marketing and Planning. Since 1980, Mr. Georgiev also has been involved in the start- up and subsequent development of several companies. Mr. Georgiev has a B.S. degree in engineering physics and an M.S. degree in management.

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Mr. Lamel has been a director of the Company since April 2004. He has been Executive Vice President, Chief Financial Officer and Treasurer of Hain Celestial Group since October 2001, and he has served as Corporate Secretary since January 2003. From June 1973 to September 2001, Mr. Lamel, a certified public accountant, was at Ernst & Young LLP where he served in various capacities including partner. Ernst & Young LLP served as the Company’s independent registered public accounting firm for the year ended December 31, 2000, and Mr. Lamel directed the Company’s audit that year. In addition, Mr. Lamel currently serves as director of Harvey Electronics, Inc., a publicly held company engaged in the retail sale, service and custom installation of audio, video and home theater equipment.

Mr. Weeden has been a director of the Company since May 2003. Since 1987, Mr. Weeden has been Chairman of Weeden Securities Corporation, the General Partner of Weeden & Co., L.P., a New York Stock Exchange member firm, and a member of the National Association of Securities Dealers. Over the years, Mr. Weeden has participated as an early venture investor in a number of companies involved in the semiconductor industry. Mr. Weeden graduated from Stanford University with a B.A. in economics.

Alice Varisano, a certified public accountant, has been the Chief Financial Officer since December 27, 2004. From 1987 through 2004 she was a principal at Ernst & Young LLP where she coordinated services for many multinational public companies. Ms. Varisano holds a B.S. in Accounting and M.S. in Taxation.

Family Relationships.

There are no family relationships among any of the Company’s directors or executive officers.

Involvement in Certain Legal Proceedings.

To the knowledge of the Company, no director or executive officer of the Company has within the last five years: (1) had a petition under Federal bankruptcy laws or any State insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for, any business or property of such person, or any partnership in which such person was a general partner, at or within two years before the time of such filing, or any corporation or business association of which such person was an executive officer, at or within two years before the time of such filing; (2) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or other minor offenses); (3) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such persons involvement in the following activities: (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or an employee of any investment company bank, savings and loan association or insurance company or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or state securities laws or Federal commodities laws; (4) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in clause (3)(a) above, or to be associated with persons engaged in any such activity; or (5) been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and such judgment has not been reversed, suspended or vacated.

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The Company is not aware of any material proceedings to which any director, executive officer or affiliate of the Company, or any security holder, including any owner of record or beneficial owner of more than 5% of any class of the Company’s voting securities, or any associate of any such director, officer, affiliate of the Company or security holder, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Excel Board Structure and Committees

As of the date of this Information Statement, the Excel Board has five directors comprised of J. Donald Hill, Antoine Dominic, Steven Georgiev, Ira J. Lamel and Donald E. Weeden. Committees of the Excel Board include: an Audit Committee, a Compensation Committee, and a Nominating Committee. The current membership of these committees and the function of each of these committees are described below. Each of these committees, other than the Compensation Committee, operates under a written charter adopted by the Excel Board. Committee charters are available on Excel’s website at http://www.exceltechinc.com.

Board Meetings

The Excel Board held five meetings during the year ended December 31, 2007. Each director attended at least 75% of the total number of Excel Board meetings and meetings of all committees on which he served. Although the Company does not have a formal policy regarding attendance by Members of the Excel Board at the Company’s Annual Meeting of Stockholders, it strongly encourages directors to attend. All of the members of the Company’s current Board of Directors attended last year’s Annual Meeting of Stockholders.

Board Committees

Audit Committee. The Excel Board has an Audit Committee which operates under a written charter adopted by the Excel Board. The Audit Committee held five meetings during the year ended December 31, 2007. The Audit Committee is comprised of Messrs. Georgiev, Lamel, and Weeden. Mr. Georgiev, Mr. Weeden and Mr. Lamel are “independent directors” as defined in Rule 4200(a)(15) of the NASDAQ listing standards. Mr. Lamel serves as the Chairman of the Audit Committee. Mr. Georgiev and Mr. Lamel are qualified as audit committee financial experts within the meaning of the SEC regulations. The Audit Committee assists the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent registered public accounting firm’s qualifications, independence and performance. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of work of the independent registered public accounting firm, who reports directly to the Audit Committee. The Audit Committee meets alone with our independent registered public accounting firm, which has free access to the Audit Committee. A copy of the Audit Committee Charter can be found on the Company’s website at www.exceltechinc.com.

Compensation Committee. The Excel Board has a Compensation Committee consisting of Messrs. Georgiev, Lamel and Weeden, each determined by the Excel Board to be “independent”. Mr. Georgiev serves as the Chairman of the Compensation Committee. During 2007, the Compensation Committee met five times. The Compensation Committee assists the Excel Board in discharging its responsibilities relating to the compensation of our executives and members of the Excel Board. In consultation with management and the Excel Board, the Compensation Committee designs, recommends to the Excel Board for approval and evaluates employment, severance and change of control agreements with executive officers. The Compensation Committee ensures that compensation programs are designed to encourage high performance, promote accountability and align employee interests with the Company’s strategic goals and with the interests of our stockholders. All members of the Compensation Committee attended at least 75 percent of the meetings of the Compensation Committee in 2007. The Company does not have a Compensation Committee Charter.

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Nominating Committee. The Excel Board has a Nominating Committee consisting of Messrs. Georgiev, Lamel and Weeden. Mr. Weeden serves as the Chairman of the Nominating Committee. The Nominating Committee had one meeting during 2007. A copy of the Nominating Committee charter can be found on the Company’s website at www.exceltechinc.com.

The Nominating Committee is responsible for (1) reviewing suggestions of candidates for director made by directors and others; (2) identifying individuals qualified to become Excel Board members; and (3) recommending to the Excel Board the Director nominees for the next annual meeting of stockholders. There is no difference in the manner in which a nominee is evaluated based on whether the nominee is recommended by a stockholder or otherwise.

The Company does not have a formal policy concerning stockholder recommendations of nominees to the Excel Board. The need for such a policy has not arisen since, to date, the Company has not received any recommendations from stockholders requesting that the Nominating Committee consider a candidate for inclusion among the Excel Board’s slate of nominees. The absence of such a policy does not mean, however, that a recommendation would not have been considered had one been received. The Company will consider director candidates recommended by stockholders. Any stockholder desiring to make such a recommendation should send the recommendation, in writing, to the Corporate Secretary at 41 Research Way, East Setauket, New York, 11733, no later than the date by which stockholder proposals for action must be submitted. The recommendation should include the recommended candidate’s biographical data, and should be accompanied by the candidate’s written consent to nomination and to serving as a director, if elected.

The Company’s goal is to assemble a Board of Directors that brings to the Company a variety of perspectives and skills derived from business and professional experience. The Company does not have any formal rules or policies regarding minimum qualifications for nominees, but expects that its candidates be of the highest ethical character, share the values of the Company, have reputations, both personal and professional, consistent with the image and reputation of the Company, be highly accomplished in their respective field, and possess the relevant expertise and experience necessary to assist the Excel Board and the Company to increase stockholder value.

The Nominating Committee identifies nominees by first evaluating the current members of the Excel Board willing to continue in service. Current members of the Excel Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Excel Board with that of obtaining a new perspective. If any member of the Excel Board does not wish to continue in service or if the Nominating Committee decides not to re- nominate a member for re-election, the Nominating Committee will seek to identify nominees that possess the characteristics outlined above. Current members of the Excel Board are polled for suggestions. Research also may be performed to identify qualified individuals. To date, the Company has not engaged third parties to identify, evaluate, or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

In evaluating director nominees, the Nominating Committee may consider the following factors:

•	the appropriate size and the diversity of Excel’s Board;

•	the needs of the Company with respect to the particular talents and experience of its directors;

•

the knowledge, skills and experience of nominees, including experience in technology, business, or finance, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Excel Board;

•	familiarity with national and international business matters;

•	experience with accounting rules and practices; and

•	the need to satisfy governance and other standards set by the SEC and NASDAQ.

Annex I-9

The Nominating Committee may also consider such other factors as it may deem to be in the best interests of the Company and its stockholders.

Stockholder Communications with Directors

Stockholders may send communications to the Excel Board or any committee thereof by writing to the Excel Board or any such committee at Excel Technology, Inc., 41 Research Way, East Setauket, New York 11733. The Secretary will distribute all stockholder communications to the intended recipients and/or distribute to the entire Board, as appropriate.

Code of Ethics.

The Company has a Code of Ethics that is applicable to all employees of the Company, including the Company’s executive officers. The Code of Ethics has been filed with the SEC as an Exhibit to its Form 10-K dated and filed on March 15, 2005. The Company will provide an electronic or paper copy of the Code of Ethics free of charge on request. Requests may be made by calling Investor Relations at (631) 784-6175, or by writing to Investor Relations at 41 Research Way, East Setauket, New York 11733.

EXECUTIVE COMPENSATION

The Company’s executive officers are listed in the table below. These individuals are referred to as the “named executive officers”.

Name	Age	Position
Antoine Dominic	47	Chief Executive Officer, President,
		Chief Operating Officer & Director
Alice Varisano	54	Chief Financial Officer

Compensation Discussion and Analysis

The Compensation Committee

The Compensation Committee of the Excel Board reviews and determines the compensation to be paid to the Company’s named executive officers, which also includes the implementation and administration of Excel’s stock plans, cash bonus plans and similar programs.

The Compensation Committee works directly with the compensation and benefits professionals in Excel’s human resources organization, who evaluate and present the Committee with information gathered from public sources for officers at other public companies. The Committee ensures that the total compensation paid to the named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the named executive officers are similar to those provided to executive officers at other public companies.

The Committee also considers the performance of the Company’s named executive officers on an individual basis before determining the compensation arrangement for each of them. Since members of our Compensation Committee also serve as members of our Audit Committee these members have frequent interaction with and open access to these officers, and considerable opportunity to evaluate the performance of the named executive officers of the Company.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific quarterly, long-term and strategic goals by the Company, and which aligns the named executive officers’ interests with those of the stockholders. The Committee evaluates both

Annex I-10

performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to executives in similar positions in peer companies. To that end, the Committee believes executive compensation packages provided by the Company to it’s named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals.

Components of Executive Compensation Program

The primary elements of the Company’s executive compensation program are:

•	Base salary

•	Performance Cash Bonus

•	Cash Bonus

•	Equity-Based Compensation

•	Defined Contribution Pension

•	Deferred Compensation

•	Other benefits

•	Perquisites

Each year, the Committee reviews each named executive officer’s total compensation and compares it with market data for similar positions at other public companies, market data and other relevant sources.

Base Compensation

The Committee typically reviews and determines the base salaries of all named executive officers in January of each year. As described above, the Committee reviews compensation paid to executives in similar positions at other public companies. In addition the Committee takes into account the scope of responsibilities, experience, performance rating and internal equity within the Company. Base salaries may be adjusted upward or downward at the Committee’s discretion.

The salaries the Company paid to the CEO and CFO during fiscal 2007 are shown in the Summary Compensation Table on page 15.

Performance Cash Bonus

As part of Excel’s compensation program and in order to maintain an appropriate pay-for-performance incentive program, the Company’s named executive officers are eligible for cash compensation under the terms of the Company’s Incentive Compensation Plan for Key Executives (the “Bonus Plan”). At the beginning of each quarter, the Committee reviews and determines the performance goals applicable to each Participant, the terms and conditions of each Award under the “Bonus Plan”, and the amount that each Participant shall have the opportunity to receive under the Award based upon the actual level of performance measured against the performance goal or goals. The entitlement of the named executive officer to payment under an Award is contingent upon attainment of the objective performance goals established by the Committee.

The bonuses the Company paid to the CEO and CFO during fiscal 2007 are shown in the Summary Compensation Table on page 15.

Annex I-11

Cash Bonus

As part of Excel’s compensation program in order to maintain an appropriate incentive program, the Company’s named executive officers are eligible for cash bonuses. The CEO’s bonuses are covered under the “Bonus Plan”. The CFO’s bonus reflects the belief that a significant portion of the compensation should be in the form of variable compensation linked to performance. The CFO’s cash bonus is determined by the CEO and is discussed with the Compensation Committee.

Equity-Based Compensation

The Company’s equity-based compensation program rewards the Company’s named executive officers for Company performance over a period of more than one fiscal year. The Committee believes that equity-based compensation performs an essential role in retaining and motivating named executive officers and that, by providing them with long-term incentives, their decisions affecting the operation of the business will be aimed at maximizing stockholder value. The Compensation Committee reviews and determines the performance goals applicable to each Participant, the terms and conditions of each Award under the Company’s Stock Option/Stock Issuance Plan.

Defined Contribution Pension Plans

The Company maintains a tax qualified defined contribution plan for the benefit of all its employees. Named executive officers participate in this plan on the same basis as all other employees. This plan provides for Company matching contributions of 50% of the first six percent of compensation up to the maximum amount allowed under the Internal Revenue Code.

Deferred Compensation

The Company’s Chief Executive Officer is entitled to participate in the Company’s 409A Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). Pursuant to the Deferred Compensation Plan, the participant may elect to defer up to $31,250 on a quarterly basis.

Other Benefits

The Company maintains medical, disability, and life insurance for all of its employees, as well as customary vacation, leave of absence, and other similar policies. Other than the vacation policy, named executive officers are eligible to participate in these programs on the same basis as the rest of the Company’s employees. For purposes of the vacation policy, the named executive officers receive a minimum of four weeks vacation annually irrespective of service.

Perquisites

The Company provides its named executive officers with perquisites that we believe are reasonable, competitive and consistent with the Company’s overall executive compensation program. We believe that our perquisites help us to retain the best leaders and allow them to operate more effectively. These perquisites include: use of a Company car and reimbursement for insurance premiums. Neither of the named executive officers receive any additional compensation to reimburse them for any income tax liability that may arise and become due and payable as a result of their receipt of these items. The Company does not pay any additional cash compensation to named executive officers to reimburse them for any income taxes that become due and payable in connection with equity awards, including any taxes that become due as a result of the exercise or vesting of such awards.

Annex I-12

Accounting and Tax Implications of Executive Compensation

Current federal tax law imposes an annual individual limit of $1 million on the deductibility of the Company’s compensation payments to the CEO and its four other most highly compensated executive officers. Performance-based compensation that satisfies the conditions of Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”) is excluded for purposes of this limitation. In designing compensation arrangements, the Committee seeks to mitigate the expense and dilution related to such arrangements and to ensure, to the maximum extent practicable, the deductibility of all compensation payments pursuant to Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Company’s Compensation Discussion and Analysis contained in this Information Statement. Based on such review and discussions, the Committee recommended to the Board, and the Board approved, the inclusion of the Compensation Discussion and Analysis in this Information Statement, for filing with the SEC.

Compensation Committee

Steven Georgiev

Donald Weeden

Ira Lamel

Compensation Committee Interlocks And Insider Participation

Management compensation for 2007 was determined by members of the Company’s Compensation Committee, none of whom are employees of the Company. None of the members of the Company’s Compensation Committee was at any time during 2007 or at any other time an officer or employee of the Company, and none of them had any relationship with the Company requiring disclosure under SEC rules.

Employment Agreements

On October 9, 2006, the Company entered into a two-year employment agreement with Antoine Dominic, which automatically renews for additional one-year periods unless employment is terminated as provided in the agreement. Pursuant to such agreement, Mr. Dominic’s base salary is subject to annual review and was increased to $750,000 effective as of January 1, 2008. Mr. Dominic is eligible to receive bonus compensation in accordance with the Company’s Bonus Plan. The agreement also provides (a) that in the event his employment is terminated without cause (as defined in his employment agreement) or he leaves the employ of the Company for good reason (as defined in his employment agreement), he is entitled to receive (1) a cash lump sum payment in an amount equal to two (2) times his base salary, plus an amount equal to the sum of the bonuses paid or payable by the Company to him for each of the performance periods ending within the two calendar years immediately preceding the calendar year of termination of his employment, (2) the bonus compensation which he had earned under the Bonus Plan for (A) all performance periods that ended before the date of his termination of employment, and (B) the performance period in which his employment terminated (determined as if such performance period had ended as of the date of termination of such employment), (3) continued medical and dental benefits for him, his spouse and dependents for a period of 60 months following the termination of his employment, (4) full and immediate vesting of any outstanding stock options and shares of restricted stock, (b) that in the event of a change of control (as defined in his employment agreement), he is entitled to a payment equal to the product of (1) 2.99 and (2) his “annualized includible compensation” as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations thereunder for the

Annex I-13

period consisting of the most recent five (5) taxable years ending before the change of control, (c) in the event it is determined that any payment or distribution made, or benefit provided to or for his benefit (a “Payment”) would be subject to excise tax imposed by Section 4999 of the Code (or any similar excise tax) or any interest or penalties are incurred by him with respect to such excise tax (such excise tax, together with any such interest and penalties, the “Excise Tax”), then he is entitled to receive from the Company an additional payment (a “Gross-Up Payment”) in an amount such that after payment by him of all taxes (including any Excise Tax, income tax or employment tax and taking into account any lost or reduced tax deductions on account of such Gross-Up Payment) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, he retains an amount from the Gross-Up Payment equal to the Excise Tax imposed upon the Payments, and (d) that he is entitled to a deferred compensation payment based on his years of service.

On February 15, 2007, the Company entered into a four-year employment agreement with Alice Varisano. The agreement provides for a base salary of $325,000 (increased to $350,000 for 2008), a non-accountable expense allowance of $25,000 (increased to $30,000 for 2008), and a yearly bonus as determined by the CEO and approved by the Board which bonus shall not be less than $100,000. The Agreement also provides that (a) in the event her employment is terminated without cause (as defined in her employment agreement)or she resigns for good reason (as defined in her employment agreement), she is entitled to receive a lump sum payment equal to her base salary, plus an amount equal to the sum of her prior year bonuses and expense allowance in effect on the date of such termination, and (b) in the event of a change of control (as defined in her employment agreement), she is entitled to a payment equal to the product of (i) 2.99 and (ii) her “annualized includible compensation” as that term is defined in Section 280G of the Code and the regulations thereunder for the period consisting of the most recent five (5) taxable years ending before the change of control.

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Summary Compensation Table

The following summary compensation table (the “Summary Compensation Table”) identifies the cash and non-cash compensation awarded to or earned by the named executives in 2007 and 2006.

Name and Principal Position	Year	Salary	Bonus		Incentive Compensation Plan		Stock Award		All Other Compensation		Total Compensation
Antoine Dominic	2007	$675,000	$110,000	(1)	$1,960,000	(2)	$2,600,000	(3)	$93,750	(4)	$5,438,750
	2006	$625,000	$280,000	(1)	$3,147,594	(2)			$1,620,890	(5)	$5,673,484

Alice Varisano	2007	$325,000	$175,000				$25,000	(3)			$525,000
	2006	$275,000	$141,000						$48,067	(6)	$464,067

(1)	The Company paid a retention bonus to Mr. Dominic of $110,000 in 2007 and $280,000 in 2006.

(2)	Represents cash awards earned under the “Bonus Plan”, the provisions of which are described on page 11.

(3)

In accordance with SFAS 123R the amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, of awards pursuant to the 2006 Stock Option/Stock Issuance Plan.

(4)	Amount represents deferred compensation. The deferred compensation has been funded in a Rabbi Trust and is subject to the general creditors of the Company.

(5)

Amount includes deferred compensation of $1,375,000. The deferred compensation amount was determined based upon $125,000 per year of service. The deferred compensation has been funded in a Rabbi Trust and is subject to the general creditors of the Company. Also included is an amount related to accrued vacation and personal time paid in 2006.

(6)	Amount relates to accrued vacation and personal time paid during 2006.

Grants of Plan-Based Awards

The following table shows awards made to the named executives in the year 2007.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and option Awards ($)
Name	Grant Date	Threshold $	Target $	Maximum $	Threshold $	Target $
Antoine Dominic	01/18/07						100,000	(1)	2,600,000
Alice Varisano	01/18/07						3,846	(2)	100,000

(1)

On January 18, 2007 a total of 100,000 shares of restricted stock were granted to the Chief Executive Officer. These shares were to vest if certain performance goals are met. The stock vested as follows: Of the first 50,000 shares issued 16,667 shares on 3/30/07; the remaining 33,333 shares monthly over the next 6 months and 16,667 on 7/13/07; 16,667 shares on 10/11/07. The remaining 16,666 shares vested on January 25, 2008 once the performance criteria was determined by the Compensation Committee to have been met.

(2)	On January 18, 2007 a total of 3,846 shares of restricted stock were granted to the Chief Financial Officer. These shares will vest ratably over four years on the anniversary date of the grant.

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Outstanding Equity Awards at December 31, 2007

The following table provides information related to outstanding equity awards for each of the named executive officers as of December 31, 2007.

	OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Antoine Dominic	77,750	3/21/2000	—	—	$24.63	03/21/10	—	—	—	—
	10,000	5/30/2000	—	—	$29.00	05/30/10	—	—	—	—
	10,000	4/16/2001	—	—	$19.71	04/16/11	—	—	—	—
	162,042	2/15/2002	—	—	$15.15	02/15/12	—	—	—	—
	10,000	2/15/2002	—	—	$15.15	02/15/12	—	—	—	—
	20,000	4/16/2004	—	—	$34.68	04/26/14	—	—	—	—
	200,000	2/7/2005	—	—	$22.59	02/07/15	—	—	16,666	$451,649

Alice Varisano	40,000	12/27/2004	—	—	$26.51	12/27/14	3,846	$104,227	—	—

Annex I-16

Option Exercises and Stock Vested

The following table summarizes the number of shares acquired and the dollar amount realized by the executive officers named in the Summary Compensation Table during 2007 on the exercise of stock options and the vesting of shares of stock.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(1) (#)	Value Realized on Vesting ($)
Antoine Dominic			83,333	$2,240,520	(2)
Alice Varisano			0	0

(1)

On January 18, 2007, shares of restricted stock were awarded to the CEO, a named executive officer. The first 50,000 shares vested 16,666 on March 30, 2007 with the remaining 33,333 shares monthly over the next six months, the next 16,667 shares vested on July 13, 2007 and the next 16,667 shares vested on October 11, 2007 and the final 16,666 shares vested on January 25, 2008, based upon the achievement of certain performance goals set by the Compensation Committee within 25% of the performance period. The actual shares delivered were 47,252 the remaining 36,082 shares were used to cover the minimum tax liability.

(2)	The “Value Realized” represents the closing market value on the vesting dates of listed above without considering any taxes that may be owed.

Non-Qualified Deferred Compensation

The following table provides information related to deferral of compensation on a nonqualified basis during 2007.

	Executive Registrant Contributions	Aggregate Aggregate Aggregate
Name		Contributions	Earnings	Withdrawals	Balance
Antoine Dominic	$93,750	0	$66,740	0	$1,535,490

The non-qualified deferred compensation plans allows the participant to defer up to $31,250 quarterly. The non-qualified deferred compensation plan has been funded in a Rabbi Trust and the assets held therein are subject to the general creditors of the Company. The earnings on the plan are calculated based upon the actual earnings of certain bonds and bond funds that the trustee has selected. The Plan allows for a payout, withdrawals and other distributions to comply with the rules under Internal Revenue Code 409A.

Potential Payments upon Termination and/or Change of Control

Payments Made Upon Termination

Regardless of the manner in which the named executive officer’s employment terminates, he or she may be entitled to receive amounts earned during his or her term of employment. Such amounts include:

•	Performance cash bonus earned during the fiscal year;

•	Amounts contributed under the Non Qualified Deferred Compensation Plan

•	Unused vacation pay;

Annex I-17

Payments Made Upon Death or Disability

In the event of death or disability of a named executive officer, in addition to the benefits listed under the headings “Payments Made Upon Termination” above, the named executive officer will receive benefits under the Company’s disability plan or payments under the Company’s life insurance plan, as appropriate.

Payments Made Upon Termination without Cause or Named Executive Officer Leaves for Good Reason

In the event that the Company terminates the named executive officer’s employment without cause or the employee leaves the employ of the Company for good reason, in addition to the benefits listed under the heading “Payments Made Upon Termination” above, the CEO shall be entitled to a lump sum payment equal to two times base salary and an amount equal to the sum of the bonuses paid or payable by the Company for each of the performance periods ending with the two calendar years immediately preceding the calendar year of termination, and the CFO shall be entitled to a lump sum payment equal to one times her base salary and an amount equal to the sum of the minimum yearly bonus plus expense allowance.

Payments Made Upon a Change of Control

The Company has entered into an employment contract with Chief Executive Officer. Pursuant to this agreement, if there is a change of control, whether or not the CEO is terminated or leaves the employ of the Company,

The Chief Executive Officer will receive:

•

a payment equal to the product of 2.99 and his annualized includible compensation as defined under the Internal Revenue Code Section 280G and the regulations thereunder for the period consisting of the most recent five (5) taxable years ending before the change of control

•	medical and dental benefits for a period of 60 months following the change of control

•

a gross-up payment in an amount such that after payment by the CEO of all taxes (including any excise taxes, income tax or employment tax and taking into account any lost or reduced tax deductions on account of such payment), interest and penalties imposed upon the gross-up payment, he retains an amount from the gross-up payment equal to the excise tax imposed as a result of the receipt of any change of control payments;

•	and all stock options or restricted stock will automatically vest.

The Company has entered into an employment contract with the Chief Financial Officer. Pursuant to this agreement, if there is a change of control, whether or not the CFO is terminated or leaves the employ of the Company,

The Chief Financial Officer will receive:

•

a payment equal to the product of 2.99 and her annualized includible compensation as defined under the Internal Revenue Code Section 280G and the regulations thereunder for the period consisting of the most recent five (5) taxable years ending before the change of control

•	and all stock options or restricted stock will automatically vest.

The tables below reflect the amount of compensation payable to each of the named executive officers of the Company in the event of voluntary termination, for cause termination, early retirement, disability, death, termination without cause or with good reason, termination without cause or with good reason with a change of control and when there is just a change of control. The amounts shown assume that such event was effective as of December 31, 2007, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the named executive. The actual amounts to be paid can only be determined at the time of such named executive’s separation from the Company.

Annex I-18

Antoine Dominic, CEO

The following table shows the potential payments upon termination and/or a change of control of the Company for Antoine Dominic, the Company’s Chief Executive Officer, Chief Operating Officer and President.

Executive Benefit Payments Upon Certain Events	Voluntary/ For Cause Termination/ Early Retirement	Disability	Death	Termination Without Cause or With Good Reason	Termination Without Cause or With Good Reason With Change Of Control	Change of Control
Compensation:
Incentive Compensation(1)	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000
Termination Payment(2)	0	0	0	$6,031,557	$6,031,557	0
Stock Options (unvested and accelerated)	0	0	0	0	0	0
Performance Shares (unvested and accelerated)	0	0	0	0	0	0
Deferred Compensation	$1,535,490	$1,535,490	$1,535,490	$1,535,490	$1,535,490	$1,535,490

Benefits & Perquisites:
Health & Welfare(3)	0	$21,876	0	$21,876	$21,876	$21,876
Disability Income(4)	0	$2,417,064	0	0	0	0
Life Insurance(5)	0	0	$500,000	0	0	0
Excise Tax & Gross up					$5,456,214	0
Change of Control	0	0	0	0	$6,739,214	$6,739,214
Accrued Vacation	$60,562	$60,562	$60,562	$60,562	$60,562	$60,562

(1)	Represents the 4th quarter bonus.

(2)	Amount includes $1,400,000 in bonus paid in lieu of equity compensation granted during 2006 and paid in 2007, and retention payments totaling $390,000 paid in 2006 and 2007.

(3)	Reflects the estimated lump-sum present value of future premiums Mr. Dominic would be entitled to receive under the Company’s health and welfare benefit for 5 years.

(4)

Reflects the estimated lump-sum present value of all future payments, which Mr. Dominic would be entitled to received under the Company’s disability program. Mr. Dominic would be entitled to receive such benefits until he reaches age 65.

(5)	Reflects the cash surrender value payable to Mr. Dominic’s beneficiaries upon his death.

Annex I-19

Alice Varisano, CFO

The following table shows the potential payments upon termination and/or a change of control of the Company for Alice Varisano, the Company’s Chief Financial Officer.

Executive Benefit Payments Upon Certain Events	Voluntary/ For Cause Termination/ Early Retirement	Disability	Death	Termination Without Cause or With Good Reason	Termination Without Cause or With Good Reason With Change Of Control	Change of Control
Compensation:
Incentive Compensation	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000
Termination Payment	0	0	0	$491,000	$491,000
Stock Options
(unvested and accelerated)	0	0	0	0	0	0
Performance Shares
(unvested and accelerated)	0	0	0	0	$73,710	$73,710

Benefits & Perquisites:
Disability Income(1)	0	$1,661,282	0	0	0	0
Life Insurance(2)	0	0	$500,000	0	0	0
Excise Tax & Gross up			0	0	0	0
Change of Control	0	0	0	0	$1,078,048	$1,070,048
Accrued Vacation	$14,680	$14,680	$14,680	$14,680	$14,680	$14,680

(1)	Represents 4th quarter bonus.

(2)

Reflects the estimated lump-sum present value of all future payments, which Ms. Varisano would be entitled to receive under the Company’s disability program. Ms. Varisano would be entitled to receive such benefits until she reaches age 65.

(3)	Reflects the cash surrender value payable to Ms. Varisano’s beneficiaries upon her death.

Director Compensation

The following table shows the cash amounts and the value of other compensation paid to the Chairman of the Board and each Director for their service as a director in 2007:

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Other Compensation ($)
Donald Weeden	$40,000	0	0
Ira Lamel	$40,000	0	0
Steven Georgiev	$40,000	0	0
J. Donald Hill	$40,000	0	0

(1)

During 2007 there were no equity awards granted to directors. At the end of fiscal 2007, the aggregate number of options held by the directors listed in the above table were: Donald Weeden (50,000), Ira Lamel (60,000), Steven Georgiev (20,000) and J. Donald Hill (266,667).

Annex I-20

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information based upon publicly available filings or information provided to the Company, as of April 30, 2008, with respect to the beneficial ownership of our common stock by (i) each director of the Company, (ii) each of our named executive officers, (iii) all of our directors and executive officers as a group and (iv) each person known by us to own more than five percent of our common stock.

Name (and Address of 5% Holders)	Number Owned(1)		Percentage of Class**
ClearBridge Advisors, LLC,	1,487,350	(2)	13.7%
Smith Barney Fund Management LLC & ClearBridge Asset Management LLC 399 Park Avenue New York, NY 10022

Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	971,900	(3)	9.0%

Columbia Wanger Asset Management, L.P.,	844,000	(4)	7.8%
WAM Acquisition GP, Inc. &
Columbia Acorn Trust
227 West Monroe Street, Suite 3000
Chicago, IL 60606

Antoine Dominic	546,411	(5)	4.8%

Alice Varisano	40,000	(6)	*

Steven Georgiev	20,000	(7)	*

Donald E. Weeden	50,000	(8)	*

J. Donald Hill	395,100	(9)	3.6%

Ira Lamel	60,000	(10)	*

Executive officers and directors as a group (six persons)	1,111,511	(11)	9.1%

*	Less than 1%.

**	Based on the number of shares outstanding on April 30, 2008

(1)

Unless otherwise indicated below, all shares are owned beneficially and of record. Shares of common stock to which a person has the right to acquire beneficial ownership within 60 days, and/or which are subject to options currently exercisable or exercisable within 60 days, are deemed outstanding for computing shares beneficially owned. The percentage of outstanding shares held by a person holding such hares or options, includes those shares and/or the shares underlying the options currently exercisable or exercisable within 60 days, but such shares and/or shares underlying such options, are not deemed outstanding for computing the percentage of any other person.

(2)

Information with respect to ClearBridge Advisors, LLC (“CBA”), Smith Barney Fund Management LLC (“SBFM”) and ClearBridge Asset Management (“CBAM”) is based on the Schedule 13G, dated February 8, 2007, filed jointly by those parties. Of the total shares reported, CBA has shared voting and dispositive power with respect to 1,483,050 shares, SBFM has shared voting and dispositive power with respect to 4,300 shares.

(3)

Information with respect to Royce & Associates (“Royce”) is based on the Schedule 13G, dated January 28, 2008. Of the total shares reported, Royce has sole power to vote and sole dispositive power with respect to 971,900 shares.

Annex I-21

(4)

Information with respect to Columbia Wanger Asset Management, L.P. (“WAM”) and WAM Acquisition GP, Inc., the general partner of WAM (“WAM GP”) is based on the Schedule 13G, dated January 28, 2008, filed by those parties. Of the total shares reported, WAM and WAM GP have shared voting and dispositive power with respect to 844,000 shares.

(5)	Includes 489,792 shares of Common Stock underlying exercisable stock options.

(6)	Includes 40,000 shares of Common Stock underlying exercisable stock options.

(7)	Consists of 20,000 shares of Common Stock underlying exercisable stock options.

(8)	Consists of 50,000 shares of Common Stock underlying exercisable stock options.

(9)	Includes 266,667 shares of Common Stock underlying exercisable stock options.

(10)	Consists of 60,000 shares of Common Stock underlying exercisable stock options.

(11)	Includes 926,460 shares of Common Stock underlying exercisable stock options.

EQUITY COMPENSATION PLANS

The following table summarizes the Company’s equity compensation plans as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options (in thousands)	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance (in thousands)
Equity compensation plans approved by security holders	1,137	$22.16	760	*
Equity compensation plans not approved by security holders	0	0	0

Total	1,137	$22.16	760	*

*	Includes 750,000 shares which are available to be issued as restricted stock pursuant to the Company’s 2006 Stock Option / Stock Issuance Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2007.

Annex I-22

Annex II

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

July 9, 2008

Board of Directors

Excel Technology, Inc.

41 Research Way

East Setauket, New York 11733

Gentlemen:

We understand that Excel Technology, Inc. (the “Company”), GSI Group Inc. (“GSI”), and Eagle Acquisition Corporation, an indirect wholly-owned subsidiary of GSI (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price of $32.00 per share, net to the seller in cash (the “Offer Price”). We also understand that, pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly-owned subsidiary of GSI and each issued and outstanding share of Company Common Stock (other than shares held in the treasury of the Company or owned by GSI or any direct or indirect wholly owned subsidiary of the Company or GSI or as to which dissenter’s rights have been perfected) will be converted into the right to receive $32.00 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated July 9, 2008; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and held discussions with members of the management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

Boston Office: One Post Office Square, Suite 1900, Boston, MA 02109 (617) 457-0900

California Offices: 3000 Sand Hill Road, Building 2 — Suite 190, Menlo Park, CA 94025 (650) 854-9111

One Ferry Building, Suite 240, San Francisco, CA 94111 (415) 262-4860

Annex II-1

Board of Directors

Excel Technology, Inc.

July 9, 2008

Needham & Company, LLC

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated July 9, 2008, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, GSI or the contemplated benefits of the Transaction. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. With respect to the research analyst projections for the Company, we have assumed, with your consent and based upon discussions with management of the Company, that such projections represent reasonable estimates as to the future financial performance of the Company. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or GSI nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Board of Directors of the Company as financial advisor in connection with the Transaction to render this opinion and will receive a fee for our services, none of which is contingent upon the consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to the Company, GSI and their respective affiliates unrelated to the proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and GSI for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

Annex II-2

Board of Directors

Excel Technology, Inc.

July 9, 2008

Needham & Company, LLC

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

NEEDHAM & COMPANY, LLC

Annex II-3